150 EAST 42nd STREET, 11th FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300
FACSIMILE: (212) 370-7889
www.egsllp.com

VIA EDGAR

January 16, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	LabStyle Innovations Corp.

Registration Statement on Form S-l

Dear Ms. Ravitz:

On behalf of LabStyle Innovations Corp., a Delaware corporation (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which was originally submitted confidentially to the Commission on June 26, 2012 and revised on December 10, 2012 pursuant to Section 6(e) of the Securities Act of 1933, as amended (as enacted by Section 106(a) of the Jumpstart Our Business Startups Act of 2012). The Registration Statement has been filed with the Commission today via EDGAR and covers the public resale of the securities of the Company referred to therein.

The Registration Statement as filed today represents a revision to the confidentially submitted Registration Statement dated December 10, 2012 in response to the comment letter related thereto received from the Staff dated January 4, 2013. For the Staff’s convenience, the Staff’s comments are listed below in bold faced type followed by the Company’s response.

General

1.	We note your response to prior comment 2. Please expand the disclosure in the fifth paragraph on page 1 to disclose that you expect to launch Dario in the United States by the third quarter of 2013 as you mentioned in your supplemental response. Also tell us, with a view to disclosure, whether in 2012 you filed for regulatory approval in the United States with the FDA as you mentioned in your response. If your filing has been delayed, disclose why the filing has been delayed.

The Staff is advised that the Company anticipates making its regulatory filing with the FDA in the first quarter of 2013 in anticipation of a U.S. commercial launch in the late third quarter or early fourth quarter of 2013. We have revised the Registration Statement accordingly to address the Staff’s comment and to more broadly indicate that the Company expects to commercially launch Dario in 2013, first in Europe and subsequently in the U.S.

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2.	We note from disclosure on page 13 that you believe that your relationship with Apple and Google are important to your business. Please revise throughout as necessary to explain what relationship you must develop, if any, with these entities in order to achieve your desired results and whether you have taken steps to do so.

The Staff is advised that while the mobile application for Dario will be available via the App Store and eventually on Google Play, the Company does not have, nor does it require, a special relationship with Apple or Google. All that is required is the agreement of Apple or Google, as the case may be, to include the Dario application in their respective application stores. In this sense, the Company is no different than any other application producer. The Company has, however, included a risk factor for the benefit of investors describing how this component of its offering will be reliant on third parties. As such, the Company does believe that it is necessary to explain the Company’s relationship with Apple and Google any more than is presently disclosed in the Registration Statement.

For the benefit of the Staff, we have also added update disclosure to the effect that the Dario application for Apple has been accepted by Apple for inclusion in the AppStore.

3.	Please revise the disclosure on page 1 and throughout your document to explain the basis for your statement that you will apply your technology to address the multi-billion dollar market.

The Staff is advised that the worldwide self monitoring of blood glucose (“SMBG”) market is a multi-billion market. The Company has done extensive market research in this regard, and the data provided to the Staff in response to comment 9 below will demonstrate this. This is the general market in which Dario will compete.

However, the Staff is advised, as disclosed in the Registration Statement, that the Company will be focusing its initial commercial activities in the European Union and the United States. Potentially, the Company currently anticipates that it may target the Brazil market should initial efforts in the EU and U.S. are positive. In accordance with the Staff’s comment and telephonic discussions with the Staff, we have accordingly tailored the market data disclosed in the Registration Statement to more precisely address these initial target markets.

Additionally, in accordance with our telephone discussions with the Staff, we have removed general references to “multi-billion” as a describing the market for Dario throughout the Registration Statement.

4.	We note your “emerging growth company” Risk Factor disclosures on page 28 of this document and the disclosures of your intent to take advantage of certain “emerging growth company” exemptions. However, we do not see where you have addressed all the concerns included in our prior comment 3. Please revise your prospectus to state your election under Section 107(b) of the JOBS Act. Specifically, please address the following:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

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o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of the new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

We have revised the Registration Statement to reflect the Staff’s comment.

Prospectus Cover Page

5.	Please ensure that your cover page risk factor reference provides the correct page number.

We have revised the Registration Statement in accordance with the Staff’s comment.

Our Company, page 1

6.	We note your response to prior comment 7. Please continue to remove marketing statements from your prospectus. For example, we note that you now refer in the second paragraph of this section to a “desirable alternative” and in the penultimate paragraph on page 2 to a “stylish look and feel.”

We have revised the Registration Statement in accordance with the Staff’s comment to remove the references to “desirable” and “stylish look and feel.” We have also sought to modify other disclosure in the prospectus that could reasonably be viewed as marketing in nature.

7.	Revise your disclosure in the first paragraph on page 3 to explain how you determined that the patient clinical usability study is the correct study “required for approvals of Dario in Europe and the United States.”

We have revised the Registration Statement in accordance with the Staff’s comment to reflect that the Company’s regulatory consultants have advised the Company that the usability study is required for approvals of Dario. We have also revised the disclosure to note (in a manner consistent with the risk factor disclosure in the Registration Statement) that the Company may be required to conduct additional clinical studies in order to gain regulatory approval for Dario.

8.	Revise to describe the terms of your agreement with the commercial sale manufacturer.

We have revised the Registration Statement in accordance with the Staff’s comment by adding additional disclosure to that which already exists under the caption “Business—Manufacturing.” We have also added a cross reference to this section in the prospectus summary.

9.	We note your response to prior comment 9; however, we have not yet received the copies requested in that comment. Please provide the copies when you respond to this comment letter.

The Staff is advised that we expect to provide the Staff with this material by January 18, 2013.

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Management’s Discussion and Analysis, page 33

10.	We note your disclosure on page 37 that you will need additional funds for a number of things, including regulatory approvals and further product development. Please expand your discussion here in light of other disclosure on page 36 suggesting that you believe that you will be able to achieve commercial launch without additional funding.

We have revised the Registration Statement to reflect the Staff’s comment and disclose that the Company will need additional funding in 2013 if current financial resources are be consumed more rapidly than currently anticipated.

Government Regulation, page 45

11.	We note your response to prior comment 19; however, it does not appear that you expanded this section to disclose material government regulations applicable to your business where you intend to sell your products. Please advise or revise.

As addressed in our response to comment 3 above, the Company will be focusing its initial commercial activities in 2013 in the European Union and the United States, as well as potentially in Brazil. As such, we believe the disclosure in the Government Regulation section is sufficient given the Company’s current business plan, although we have added some additional disclosure regarding Brazilian regulations.

Executive Compensation, page 61

12.	Please update the compensation disclosure for the fiscal year ended December 31, 2012.

We have revised the Registration Statement to reflect the Staff’s comment.

Selling Stockholders, page 76

13.	Please expand the disclosure in this section to identify the selling shareholder who received shares pursuant to the consulting agreement mentioned in the Calculation of Registration Fee table. Also, disclose the material terms of the agreement. In addition, explain to us why at this time you have registered for resale shares issuable for services yet to be rendered pursuant to the consulting agreement.

In response to the Staff’s comment, we have added disclosure to footnote 9 to the selling stockholders table noting that SLD Capital Corp., a selling stockholder, is the party to the consulting agreement. The Staff is advised that such consulting agreement is described in detail on page 58 of the Registration Statement under the caption “Consulting Agreement with SLD Capital Corp.”, and accordingly a reference to such disclosure has been added to footnote 9 to the selling stockholders table. The consulting agreement has also been filed as an exhibit to the Registration Statement. SLD Capital Corp. is controlled by Steven B. Rosner, an investor in the Company who is also a selling stockholder (whose selling stockholder table entry has been modified accordingly). The Staff is further advised that, by its terms, such consulting agreement may not be terminated prior to the first year anniversary of the agreement, meaning that services will be performed (and share compensation earned) for the entire year term of the agreement. Therefore, we believe it is appropriate to register all shares issuable thereunder for resale, and we note that most likely four months of the consulting term will have occurred at the anticipated time of effectiveness of the Registration Statement.

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14.	Please ensure that the disclosure in the table of the number of shares beneficially owned by selling stockholders as of the date of the prospectus is consistent with the disclosure in the table of the number of shares offered by this prospectus. In this regard, it is unclear how the number of shares beneficially owned is less than the number of shares offered.

The Staff is advised that the selling stockholder table is currently correct as reflected in the Registration Statement. As discussed telephonically with the Staff, the only instances in which the shares beneficially owned is less than the number of shares offered are in the following specific cases:

(i)         the investors in the Company’s August 2012 financing, where shares to be issued in two defined tranches in the future are being registered under the guidance of Staff Compliance and Disclosure Interpretation 139.09 (see analysis below);

(ii)         investors who hold warrants issued in the Company’s 2011-2012 private placement, the underlying shares of which have been and will in the future be adjusted due to anti-dilution adjustments triggered as a result of the Company’s August 2012 financing (the securities for which are being registered for resale based on Staff Compliance and Disclosure Interpretation 139.09); and

(iii)         the consulting agreement with SLD Capital Corp. as described above.

We note that each of these instances is disclosed through footnote disclosure in the selling stockholder table (please see footnotes 3, 4 and 9).

For the benefit of the Staff, in Staff Compliance and Disclosure Interpretation 139.09, the Staff advised that a registration statement covering future public resales of securities originally issued under a 4(2) exemption would be permissible, even if the issuance of such securities occurred after the resale registration statement was declared effective, if “the purchasers have become irrevocably bound to acquire the securities prior to the filing of the registration statement subject only to conditions outside their control and the purchase price is established at the time of the private placement and is not contingent on the market price at the time of effectiveness of the registration statement.” We respectfully submit that the registration of the securities referred to in (i) and (ii) above falls precisely within this guidance provided by the Staff. Our reasoning for the resale registration of shares under the consulting agreement is set forth in our response to comment 13 above.

Index to Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

15.	We see your September 30, 2012 balance sheet reflects a “Receivable on account of shares” of $1,050,074 for 801,733 shares of Common Stock issued in September 2012. Please tell us and revise the subsequent events note to the financial statements to disclose if the referenced receivable has been paid. If it has not, tell us and revise the notes to the financial statements to disclose when you expect it to be paid and also tell us why you have presented the amount as an asset in your September 30, 2012 balance sheet rather than a contra-equity account.

The Staff is advised that that such receivable has been paid. Accordingly, the subsequent event footnote, as well as the stockholders’ equity footnote, have been modified in response to the Staff’s comment.

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We thank the Staff in advance for its consideration of the Registration Statement and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact me at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	LabStyle Innovations Corp.

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